Amounts in USD

Dates

Collection Period No.	45			
Collection Period (from... to)	1-Sep-2026	30-Sep-2026		
Determination Date	13-Oct-2026			
Record Date	14-Oct-2026			
Distribution Date	15-Oct-2026			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2026	15-Oct-2026	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2026	15-Oct-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	118,600,000.00	111,120,550.86	96,820,387.65	14,300,163.21	120.574732	0.816361
Total Note Balance	**1,869,100,000.00**	**111,120,550.86**	**96,820,387.65**	**14,300,163.21**		

Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49
Adjusted Pool Balance	1,917,028,299.76	159,046,258.35	144,746,095.14
Yield Supplement Overcollateralization Amount	200,704,831.25	11,921,235.72	10,564,479.39
Pool Balance	**2,117,733,131.01**	**170,967,494.07**	**155,310,574.53**

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.510000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	4.310000%	399,107.98	3.365160	14,699,271.19	123.939892
Total		**$399,107.98**		**$14,699,271.19**	

Amounts in USD

Available Funds

Principal Collections	14,635,584.87
Interest Collections	805,142.46
Net Liquidation Proceeds	287,879.89
Recoveries	433,959.98
Purchase Amounts	154,691.52
Advances made by the Servicer	0.00
Investment Earnings	53,113.06
Available Collections	**16,370,371.78**
Reserve Fund Draw Amount	0.00
Available Funds	**16,370,371.78**

Distributions

(1) Total Servicing Fee	142,472.91
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	399,107.98
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	14,300,163.21
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	1,528,627.68
Total Distribution	**16,370,371.78**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	142,472.91	142,472.91	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	399,107.98	399,107.98	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	399,107.98	399,107.98	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	399,107.98	399,107.98	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	14,300,163.21	14,300,163.21	0.00
Aggregate Principal Distributable Amount	14,300,163.21	14,300,163.21	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	12,787.49
minus Net Investment Earnings	12,787.49
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	12,787.49
Net Investment Earnings on the Collection Account	40,325.57
Investment Earnings for the Collection Period	53,113.06

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	170,967,494.07	13,538
Principal Collections	10,693,262.05	
Principal Collections attributable to Full Pay-offs	3,942,322.82	
Principal Purchase Amounts	153,512.58	
Principal Gross Losses	867,822.09	
Pool Balance end of Collection Period	155,310,574.53	12,726
Pool Factor	7.33%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	5.69%
Weighted Average Number of Remaining Payments	54.32	17.69
Weighted Average Seasoning (months)	13.16	54.73

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	148,371,199.62	12,406	95.53%
31-60 Days Delinquent	5,287,688.05	249	3.40%
61-90 Days Delinquent	1,265,739.22	57	0.81%
91-120 Days Delinquent	385,947.64	14	0.25%
Total	155,310,574.53	12,726	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	1.063%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		**Cumulative**	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	867,822.09	55	101,621,847.56	3,107
Principal Net Liquidation Proceeds	286,327.65		34,424,401.30	
Principal Recoveries	417,628.76		35,264,285.90	
Principal Net Loss / (Gain)	163,865.68		31,933,160.36	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.205%
Prior Collection Period	0.771 %
Second Prior Collection Period	(0.315%)
Third Prior Collection Period	(0.934%)
Four Month Average	0.182%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.508%
Average Net Loss / (Gain)	10,277.81

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.